Exhibit 99.11
INGRAM MICRO INC.
Amended and Restated 2003 Equity Incentive Plan
NON-EU NON-QUALIFIED STOCK OPTION
AWARD AGREEMENT
     Section 1. Grant of Option. As of [INSERT DATE OF GRANT], Ingram Micro Inc., a Delaware Corporation (“Micro”) hereby grants to [INSERT LEGAL NAME OF AWARDEE] (“Optionee”) a non-qualified stock option (the “Option”) exercisable in whole or in part, to purchase, pursuant to the terms hereof, X,XXX shares of Class A Common Stock, $.01 par value per share, of Micro’s common stock (the “Common Stock”), at a price of $XX.XX per share pursuant to and subject to the terms and conditions set forth in the Ingram Micro Inc. Amended and Restated 2003 Equity Incentive Plan (the “Plan”). Capitalized terms used and not otherwise defined herein are used with the same meanings as in the Plan.
     Section 2. Non-Qualified Stock Option. This Option is not intended to qualify as an incentive stock option as that term is used in Section 422 of the Code.
     Section 3. Time of Exercise; Expiration. (a) Subject to the provisions in this Award Agreement, this Option shall become exercisable as set forth below, provided Optionee remains employed with Micro or any of its Affiliates (collectively, the “Employer”) through the respective Vesting Date.

Shares	Vesting Date
X,XXX	[INSERT VESTING DATE]

X,XXX	[INSERT VESTING DATE]

X,XXX	[INSERT VESTING DATE]
     (b) The Option may not be exercised after 1:00pm (PST) in Santa Ana, California, on [INSERT OPTION EXPIRATION DATE] (the “Expiration Date”).
     Section 4. Manner of Exercise. This Option shall be exercised by Optionee (or other party entitled to exercise the Option under Section 6 of this Award Agreement) only by the following manners: from time to time, on or prior to the Expiration Date of this Option, Optionee may give notice of his or her election to purchase some or all of the Shares subject to vested Options by means of (i) a written notice to the stock plan administrator or (ii) an electronic notice to the stock plan administrator or other authorized representative of Micro (including a third-party administrator or broker designated by Micro). Whether written or electronic, such notice shall specify the number of Shares to be purchased pursuant to vested Options and shall be in a form approved by the stock plan administrator. When Optionee gives notice of the exercise of this Option, Optionee must also submit payment of the purchase price for the Shares being purchased in a manner permitted by Section 6(f) of the Plan except such payment may not be made in Shares already owned by the Optionee and plus an amount sufficient to satisfy any Tax-Related Items as provided for in Section 13(c) of this Award Agreement.
     Section 5. Nontransferability of Option. This Option shall not be assigned, alienated, pledged, attached, sold or otherwise transferred by Optionee except by will or by the laws of descent and distribution. The terms of this Option shall be binding on the executors, administrators, heirs and successors of Optionee.

     Section 6. Termination of Employment or Service. The following provisions shall apply in the event of Optionee’s termination of employment, or with respect to a member of the Board who is not an Employee, Optionee’s termination of service as a member of the Board, as applicable (hereinafter referred to as a termination of employment or service, respectively).
     (a) Termination of Employment or Service for Any Reason other than Death, Disability, Retirement or Cause. Unless the Committee otherwise provides, if Optionee’s employment with the Employer, or service with Micro, as applicable, is terminated for any reason other than Optionee’s death, Disability, Retirement or Cause, Optionee’s vested Options will expire 90 days (or, if later, on the 15th day following the end of any Micro-imposed restrictions in effect during such 90-day period on Optionee’s ability to engage in transactions involving Shares (such 15th day, the “Extended Date”)) from the Termination Date (as defined in Section 6(f) below), but not later than the Expiration Date. This Option will be exercisable prior to the Expiration Date only if it was exercisable on the Termination Date.
     (b) Death. Unless the Committee otherwise provides, if Optionee’s employment with the Employer, or service with Micro, as applicable, is terminated due to Optionee’s death, Optionee’s unvested Options will immediately vest. Optionee’s estate will have the right to exercise Optionee’s vested Options through the fifth anniversary of Optionee’s death, but not later than the Expiration Date.
     (c) Disability, Unless the Committee otherwise provides, if Optionee’s employment with the Employer, or service with Micro, as applicable, is terminated due to Optionee’s Disability, Optionee’s unvested Options will immediately vest. Optionee or Optionee’s legal representative will have the right to exercise vested Options through the fifth anniversary of the Termination Date (as defined in Section 6(f) below), but not later than the Expiration Date. For purposes hereof, “Disability” means “permanent and total disability” as defined in Section 22(e)(3) of the Code or as determined by the Committee pursuant to applicable local law.
     (d) Retirement. Unless the Committee otherwise provides, if Optionee’s employment with the Employer, or service with Micro, as applicable, is terminated due to Optionee’s Retirement, Optionee’s unvested Options will continue to vest in accordance with the vesting schedule set forth in Section 3 of this Award Agreement. However, any unvested Options awarded in the year of retirement will be prorated based upon the number of full months completed by the retiree in the year of retirement divided by 12, and continue to vest in accordance with the vesting schedule set forth in Section 3 of this Award Agreement. Optionee will have the right to exercise any vested Options through the fifth anniversary of Optionee’s Termination Date (as defined in Section 6(f) below), but not later than the Expiration Date. Unless the Committee otherwise permits, the Committee has determined that the term “Retirement” means that Optionee’s employment has terminated other than by reason of death, Disability or Cause and that all of the following criteria have been satisfied as of the Termination Date (as defined in Section 6(f) below): either (1) Optionee is at least 65 years of age and has completed at least five years of service with the Employer, or (2) Optionee is at least 55 years of age and has completed at least ten years of service with the Employer.
     (e) Termination of Employment or Service for Cause. Unless the Committee otherwise provides, if Optionee’s employment with the Employer, or service with Micro, as applicable, is terminated for Cause, this Option will expire and terminate on the Termination Date (as defined in Section 6(f) below), regardless of whether it is vested or unvested on the Termination Date.
     (f) Termination Date. Unless the Committee otherwise provides, for purposes hereof, (i) any termination of Optionee’s employment for any reason shall occur on the date such Optionee ceases to be actively employed by the Employer without regard to whether such Optionee continues thereafter to receive any compensatory payments therefrom or is paid salary thereby in lieu of notice of termination, and (ii), with respect to a member of the Board who is not also an Employee, any termination of Optionee’s service with Micro shall occur on the date such Optionee ceases to be a member of the Board; in each case, such date shall be known as the “Termination Date”. The Termination Date will not be extended by any notice period mandated under local law (e.g., active employment would not include a period of “garden leave” or similar period pursuant to local law); Micro shall have the exclusive discretion to determine the Termination Date for purposes of this Option.

     Section 7. Restrictions on Issuance and Sale of Shares. Micro shall not be obligated to sell or issue any Shares pursuant to this Option prior to the fulfillment of all of the following conditions:
     (a) The admission of such Shares to listing on all stock exchanges on which the Common Stock is then listed;
     (b) The completion of any registration or other qualification of such Shares under any state or federal law or under rulings or regulations of the U.S. Securities and Exchange Commission or of any other governmental regulatory body, which the Committee shall, in its absolute discretion, deem necessary or advisable;
     (c) The obtaining of any approval or other clearance from any state or federal governmental agency which the Committee shall, in its absolute discretion, determine to be necessary or advisable;
     (d) The receipt by Micro of full payment for such Shares, including payment of any applicable withholding tax; and
     (e) The lapse of such reasonable period of time following the exercise of the Option as the Committee may from time to time establish for reasons of administrative convenience.
     Section 8. Adjustment. The number of Shares subject to this Option and the price per share of such Shares may be adjusted by Micro from time to time pursuant to the Plan.
     Section 9. No Rights Until Issuance. Optionee shall have no rights hereunder as a shareholder with respect to any Shares subject to this Option until he or she becomes the registered holder of such Shares.
     Section 10. Amendment. This Option may be amended as provided in the Plan.
     Section 11. Plan and Prospectus. This Option is subject to all the terms of the Plan and the related prospectus, a copy of which has been received by the Optionee.
     Section 12. Severability. The provisions of this Award Agreement are severable and if any one or more provisions are determined to be illegal or otherwise unenforceable, in whole or in part, the remaining provisions shall nevertheless be binding and enforceable.
     Section 13. Acknowledgement.
     (a) Nature of Grant. In accepting the grant, Optionee acknowledges, understands and agrees that:
(i)	the Plan is established voluntarily by Micro, it is discretionary in nature and it may be modified, amended, suspended or terminated by Micro at any time;

(ii)	the grant of the Option is voluntary and occasional and does not create any contractual or other right to receive future grants of options, or benefits in lieu of options, even if options have been granted repeatedly in the past;

(iii)	all decisions with respect to future option grants, if any, will be at the sole discretion of Micro;

(iv)	Optionee’s participation in the Plan shall not create a right to further employment or service with Micro or the Employer and shall not interfere with the ability of Micro or the Employer to terminate Optionee’s employment or service relationship at any time;

(v)	Optionee is voluntarily participating in the Plan;

(vi)	the Option and the Shares acquired under the Plan are extraordinary items that do not constitute compensation of any kind for services of any kind rendered to Micro or the Employer, and which is outside the scope of Optionee’s employment contract, if any;

(vii)	the Option and the Shares acquired under the Plan are not intended to replace any pension rights or compensation;

(viii)	the Option and the Shares acquired under the Plan are not part of normal or expected compensation or salary for any purpose, including, but not limited to, calculating any severance, resignation, termination, redundancy, dismissal, end of service payments, bonuses, long-service awards, pension, welfare or retirement benefits or similar payments, and in no event should be considered as compensation for, or relating in any way to, past services to Micro, the Employer or any subsidiary or Affiliate of Micro;

(ix)	the Option grant and Optionee’s participation in the Plan will not be interpreted to form an employment or service contract or relationship with Micro, the Employer or any subsidiary or Affiliate of Micro;

(x)	the future value of the underlying Shares is unknown and cannot be predicted with certainty;

(xi)	if the underlying Shares do not increase in value, the Option will have no value;

(xii)	no claim or entitlement to compensation or damages shall arise from forfeiture of the Option resulting from the termination of Optionee’s employment with the Employer or the termination of Optionee’s service with Micro, as applicable (for any reason whatsoever and whether or not in breach of local labor laws), and in consideration of the grant of the Option to which Optionee may otherwise be entitled, Optionee irrevocably agrees never to institute any claim against Micro or the Employer, and agrees to waive his or her ability, if any, to bring any such claim, and agrees to release Micro and the Employer from any such claim; if, notwithstanding the foregoing, any such claim is allowed by a court of competent jurisdiction, then by participating in the Plan, Optionee shall be deemed irrevocably to have agreed not to pursue such claim and agree to execute any and all documents necessary to request dismissal or withdrawal of such claims;

(xiii)	the vesting of any Option ceases upon the Termination Date or other cessation of eligibility to vest for any reason, except as may otherwise be explicitly provided in the Plan or Section 6 of this Award Agreement;

(xiv)	Optionee acknowledges that this Award Agreement is between Optionee and Micro, and that the Employer is not a party to this Award Agreement;

(xv)	Optionee agrees to provide Micro with any data requested if Optionee is a mobile employee to facilitate the proper withholding and reporting by Micro and/or the Employer as applicable; and

(xvi)	Optionee acknowledges that the Plan and this Award Agreement are intended to conform to the extent necessary with all provisions of the U.S. Securities Act of 1933, as amended, and the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations and rules promulgated by the U.S. Securities and Exchange Commission thereunder, and state securities laws and regulations. Notwithstanding anything herein to the contrary, the Plan shall be administered, and the Option is granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations. To the extent permitted by applicable law, the Plan and this

Award Agreement shall be deemed amended to the extent necessary to conform to such laws, rules and regulations.
     (b) No Advice Regarding Grant. Micro is not providing any tax, legal or financial advice, nor is Micro making any recommendations regarding Optionee’s participation in the Plan or the acquisition or the sale of the underlying Shares. Optionee is hereby advised to consult with personal tax, legal and financial advisors regarding participation in the Plan before taking any action related to the Plan.
     (c) Tax Reporting and Payment Liability. Regardless of any action Micro or the Employer takes with respect to any or all income tax, social insurance, payroll tax, payment on account or other tax-related items related to Optionee’s participation in the Plan and legally applicable to Optionee or deemed by Micro or the Employer to be an appropriate charge to Optionee even if technically due by Micro or the Employer (“Tax-Related Items”), Optionee acknowledges that the ultimate liability for all Tax-Related Items is and remains Optionee’s responsibility and may exceed the amount actually withheld by Micro or the Employer. Optionee further acknowledges that Micro and/or the Employer (1) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the Option grant, including, but not limited to, the grant, vesting or exercise of the Option, the subsequent sale of Shares acquired pursuant to such exercise and the receipt of any dividends; and (2) do not commit to and are under no obligation to structure the terms of the grant or any aspect of the Option to reduce or eliminate Optionee’s liability for Tax-Related Items or achieve any particular tax result. Further, if Optionee has become subject to tax in more than one jurisdiction between the date of grant and the date of any relevant taxable or tax withholding event, as applicable, Optionee acknowledges that Micro and/or the Employer (or former employer, as applicable) may be required to withhold or account for Tax-Related Items in more than one jurisdiction.
     Prior to any relevant taxable or tax withholding event, as applicable, Optionee will pay or make adequate arrangements satisfactory to Micro and/or the Employer to satisfy all Tax-Related Items. In this regard, Optionee authorizes Micro and/or the Employer, or their respective agents, at their sole discretion and pursuant to such procedures as they may specify from time to time, to satisfy the obligations with regard to all applicable Tax-Related Items legally payable by one or a combination of the following: (1) withholding from Optionee’s wages or other cash compensation paid to Optionee by Micro and/or the Employer; (2) withholding from proceeds of the sale of Shares acquired upon exercise of the Option, either through a voluntary sale or through a mandatory sale arranged by Micro (on Optionee’s behalf pursuant to this authorization); or (3) withholding in Shares to be issued upon exercise of the Option. To avoid negative accounting treatment, Micro may withhold or account for Tax-Related Items by considering applicable minimum statutory withholding amounts or other applicable withholding rates. If the obligation for Tax-Related Items is satisfied by withholding in Shares as described herein, for tax purposes, Optionee is deemed to have been issued the full number of Shares subject to the Option, notwithstanding that a number of the Shares are held back solely for the purpose of paying the Tax-Related Items due as a result of any aspect of Optionee’s participation in the Plan.
     Finally, Optionee will pay to Micro or the Employer any amount of Tax-Related Items that Micro or the Employer may be required to withhold or account for as a result of Optionee’s participation in the Plan that cannot be satisfied by the means previously described. Micro may refuse to honor the exercise and refuse to issue or deliver the Shares or the proceeds of the sale of Shares, if Optionee fails to comply with his or her obligations in connection with the Tax-Related Items.
     (d) Data Privacy Consent. Optionee explicitly and unambiguously consents to the collection, use and transfer, in electronic or other form, of Optionee’s personal data as described in this Award Agreement and any other Option grant materials by and among, as applicable, the Employer, Micro and its subsidiaries and Affiliates for the exclusive purpose of implementing, administering and managing Optionee’s participation in the Plan.
     Optionee hereby understands that Micro and the Employer may hold certain personal information about Optionee, including, but not limited to, Optionee’s name, home address and telephone number, date of birth, employee identification number or other identification number, salary, nationality, job title, any shares of stock or directorships held in Micro, details of all options or any other entitlement to shares of stock awarded, canceled, exercised, vested, unvested or outstanding in Optionee’s favor, for the exclusive purpose of implementing, administering and managing the Plan (“Data”). Optionee hereby understands that Data may be transferred to any third parties assisting Micro with the implementation, administration and management of the Plan, that these recipients may be located in Optionee’s country or elsewhere, and that the recipient’s country may have different data privacy laws and protections than Optionee’s country. Optionee hereby understands that Optionee may request a list with the names and addresses of any potential recipients of the Data by contacting Optionee’s local human resources representative. Optionee authorizes the recipients to receive, possess, use, retain and transfer the Data, in electronic or other form, for the sole purpose of implementing, administering and managing Optionee’s participation in the Plan, including any requisite transfer of such Data as may be required to a broker or other third party with whom Optionee may elect to deposit any Shares acquired upon exercise of the Option. Optionee hereby understands that Data will be held only as long as is necessary to implement, administer and manage Optionee’s participation in the Plan as determined by Micro. Optionee hereby understands that he or she may, at any time, view Data, request additional information about the storage and processing of Data, require any necessary amendments to Data or refuse or withdraw the consents herein, in any case without cost, by contacting in writing Optionee’s local human resources representative. Optionee hereby understands, however, that refusing or withdrawing Optionee’s consent may adversely affect Optionee’s ability to participate in the Plan. For more information on the consequences of Optionee’s refusal to consent or withdrawal of consent, Optionee understands that he or she may contact his or her human resources representative responsible for Optionee’s country at the local or regional level.
     (e) Entire Agreement. The Plan is incorporated herein by reference. The Plan and this Award Agreement constitute the entire agreement of the parties with respect to the subject matter hereof and supersede in their entirety all prior undertakings and agreements between Optionee and Micro with respect to the subject matter hereof, and may not be modified adversely to Optionee’s interest except by means of a writing signed by Optionee and Micro.
     (f) Governing Law and Venue. The Option grant and this Award Agreement is governed by and construed according to the laws of the State of Delaware, U.S.A., without regard to its principles of conflicts of laws as provided in the Plan. Any proceeding arising out of or relating to this Award Agreement or the Plan may be brought only in the state or federal courts located in Orange County, California, U.S.A., where this grant is made and/or to be performed, and the parties to this Award Agreement hereby submit to and consent to the exclusive jurisdiction of such courts.
     (g) Binding Agreement; Interpretation. By accepting the grant of this Option evidenced hereby, Optionee and Micro agree that this Option is granted under and governed by the terms and conditions of the Plan and this Award Agreement. Optionee has reviewed the related prospectus and this Award Agreement in their entirety, have had an opportunity to obtain the advice of counsel prior to accepting the Option and fully understand all provisions of the related prospectus and Award Agreement. Optionee agrees to accept as binding, conclusive and final all decisions or interpretations of the Committee upon any questions relating to the Plan and Award Agreement.
     (h) Language. Optionee acknowledges that Optionee may be executing part or all of the Award Agreement in English and agrees to be bound accordingly. If Optionee has received this or any other document related to the Plan translated into a language other than English and if the meaning of the translated version is different than the English version, the English version will control.
     (i) Electronic Delivery. Micro may, in its sole discretion, decide to deliver any documents related to current or future participation in the Plan by electronic means. Optionee hereby consents to receive such documents by electronic delivery and agree to participate in the Plan through an on-line or electronic system established and maintained by Micro or another third party designated by Micro.
     Section 14. Section 409A. This Award Agreement and the Option are intended to be exempt from the provisions of Section 409A of the Code and Department of Treasury regulations and other interpretive guidance issued thereunder, as providing for an option to purchase service recipient stock as described in Section 1.409A-1(b)(5)(i)(A) of the Department of Treasury regulations. Notwithstanding any provision of this Award Agreement or the Plan to the contrary, in the event that the Committee determines that the Option may be subject to Section 409A of the Code, the Committee may adopt such amendments this Award Agreement or the Plan or adopt other policies and procedures (including amendments, policies and procedures with retroactive effect), or take any other actions, that the Committee determines are necessary or appropriate to (a) exempt the Option from Section 409A of the Code and/or preserve the intended tax treatment of the benefits provided with respect to the Option, or (b) comply with the requirements of Section 409A of the Code and related Department of Treasury guidance and thereby avoid the application of penalty taxes under Section 409A of the Code.
     Section 15. Addendum A. Notwithstanding any provisions in this Award Agreement, the grant of the Option shall be subject to any special terms and conditions set forth in the Addendum A to this Award Agreement for Optionee’s country. Moreover, if Optionee relocates to another country for which there is an Addendum A, the special terms and conditions of the Addendum A for such country will apply to Optionee to the extent Micro determines that the application of such terms and conditions is necessary or advisable in order to comply with local law or facilitate the administration of the Plan. The Addendum A constitutes part of this Award Agreement.
     Section 16. Imposition of Other Requirements. The Company reserves the right to impose other requirements on the Option and the Shares purchased upon exercise of the Option, to the extent Micro determines it is necessary or advisable in order to comply with local laws or facilitate the administration of the Plan, and to require Optionee to sign any additional agreements or undertakings that may be necessary to accomplish the foregoing.
     Section 17. Limitations Applicable to Section 16 Persons. Notwithstanding any other provision of the Plan or this Award Agreement, if Optionee is subject to Section 16 of the Exchange Act, the Plan, the Option and this Award Agreement shall be subject to any additional limitations set forth in any applicable exemptive rule under Section 16 of the Exchange Act (including any amendment to Rule 16b-3 of the Exchange Act) that are requirements for the application of such exemptive rule. To the extent permitted by applicable law, this Award Agreement shall be deemed amended to the extent necessary to conform to such applicable exemptive rule.
INGRAM MICRO INC.
Lynn Jolliffe
Executive Vice President, Human Resources
Accepted and agreed as to the foregoing:
OPTIONEE

Name

Date